UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As previously reported, Akari Therapeutics, Plc (the “Company”) entered into an Executive Employment Agreement, dated August 18, 2017 (the “Employment Agreement”) with Dr. David Horn Solomon, the Company’s Chief Executive Officer and Class A director. On September 14, 2017, the Company and Dr. Solomon entered into a First Amendment to Executive Employment Agreement (the “First Amendment”) amending provisions in the Employment Agreement relating to Dr. Solomon’s relocation to New York. Under the First Amendment, it was agreed, among other things, that Dr. Solomon would relocate his primary residence and be resident in New York on September 15, 2017 and in lieu of certain relocation expenses originally agreed to in the Employment Agreement, the Company would pay up to $193,750 in interim housing and related expenses subject to repayment in certain circumstances.

The foregoing summary of the First Amendment is subject to, and qualified in its entirety by, a copy of the First Amendment attached hereto as Exhibit 10.1, which is incorporated herein by reference.

Exhibit No.

10.1	First Amendment to Executive Employment Agreement dated September 14, 2017 between Akari Pharmaceuticals Plc and David Horn Solomon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: September 15, 2017